1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 12, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED

AT THE 2014 SECOND EXTRAORDINARY GENERAL MEETING

The 2014 second EGM of the Company was held on 12 December 2014. Save for the resolution in respect of the Proposed Financial Services Agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company, and the relevant annual caps, which were not passed, all other resolutions set out in the Notice of EGM dated 24 October 2014 and the Supplemental Notice of EGM dated 27 November 2014 were duly passed.

The second extraordinary general meeting of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) for the year 2014 (the “EGM”) was convened in the conference room of the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”) at 9:30 a.m. on Friday, 12 December 2014. Save for the resolution in respect of the Proposed Financial Services Agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company, and the relevant annual caps, which were not passed, all other resolutions set out in the notice of EGM dated 24 October 2014 and the supplemental notice of EGM dated 27 November 2014 (together, “Notices of EGM”) were duly passed at the EGM. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Notices of EGM. The convening of the EGM and all resolutions at the EGM were passed in compliance with the Company Law of the PRC, the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I. CONVENING AND ATTENDANCE OF THE EGM

(1) Convening of the EGM

1. Time: 9:30 a.m. on 12 December 2014

2. Venue: Conference Room of the Headquarter of the Company in Zoucheng City, Shandong Province

3. Method: on-site voting and internet voting. Internet voting was conducted through the relevant system of the Shanghai Stock Exchange and was participated by the holders of A shares of the Company.

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Li Xiyong

(2) Attendance of the EGM

There are 2,960,000,000 A shares and 1,958,400,000 H shares entitling the holders to attend and vote for or against all the resolutions at the EGM. Attendance of shareholders and their proxies at the EGM are as following:

Number of shareholders/proxies attending the EGM	5
Including: number of shareholders/proxies of A shares	4
number of shareholders/proxies of H shares	1
Number of shares carrying voting rights represented	3,150,455,331
Including: number of shares held by holders of A shares	2,600,047,800
number of shares held by holders of H shares	550,407,531
Percentage (%) of shares carrying voting rights of the Company	64.05%
Including: percentage of A shares	52.86%
percentage of H shares	11.19%
Number of shareholders/proxies attending the EGM through internet voting	1
Including: number of shareholders/proxies of A shares	1
number of shareholders/proxies of H shares	0
Number of shares carrying voting rights represented	26,100
Including: number of shares held by holders of A shares	26,100
number of shares held by holders of H shares	0
Percentage (%) of shares carrying voting rights of the Company	0.0005%
Including: percentage of A shares	0.0005%
percentage of H shares	0

(3) The convening of and voting at the EGM were in compliance with the Company Law of PRC and the relevant laws and regulations and the requirements of the Articles of Association.

(4) 8 directors, 6 supervisors and some senior management attended the meeting. 3 directors did not attend due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions set out in the Notices of EGM were considered and passed by way of poll at the EGM:

(1)	“Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”

Approved the Proposed Provision of Materials Supply Agreement, the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Insurance Fund Administrative Services Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Electricity and Heat Agreement entered into by the Company and Yankuang Group Corporation Limited and their respective annual caps from 2015 to 2017.

The Proposed Financial Services Agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company, and the relevant annual caps were not approved at the EGM. The financial services arrangement between the Company and Yankuang Group Finance Co., Ltd. are and will continue to be performed in accordance with the original financial services agreement signed on 21 March 2014.

As these resolutions were in relation to continuing connected transactions, Yankuang Group Corporation Limited, which directly and indirectly holds approximately 56.52% of the total issued share capital of the Company, has material interest in the resolutions and abstained from voting on the resolutions.

(2)	“Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”

1.	Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

2.	Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds;

3.	Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;

4.	Approve the possible deemed disposal of up to approximately 65.2% equity interest (assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10 into Conversion Shares) of Yancoal Australia by the Company in the event that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription; and

5.	Approve, authorize, confirm and ratify the Company’s chairman and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

Details of the above resolutions were set out in the circular dated 27 November 2014 in relation to the continuing connected transactions and the subscription of convertible hybrid bonds, the Notice of EGM dated 24 October 2014 and the Supplemental Notice of EGM dated 27 November 2014, which were published on the websites of The Stock Exchange of Hong Kong Limited and the Company).

Except that Yankuang Group Corporation Limited, which directly and indirectly holds approximately 56.52% of the total issued share capital of the Company, was required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to abstain from voting in respect of the “Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”, there were no other shares entitling the holder to attend but were required to abstain from voting in favor of the above resolutions pursuant to Rule 13.40 of the Listing Rules at the EGM; no other shareholder was required under the Listing Rules to abstain from voting at the EGM.

Please refer to Appendix I “Statistical Table of Voting Results of EGM of Yanzhou Coal Mining Company Limited” for details of voting. According to relevant regulatory requirements in the PRC, classified voting was required for the approval of the “Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”. There are 3 A Shareholders holding (individually or collectively) less than 5% (5% exclusive) of the Shares of the Company and their nominees (“Domestic A Shares Small-Medium Investors”) participated in voting at the EGM, representing 47,800 shares of the Company carrying voting rights and 0.001% of the total issued share of the Company. Please refer to Appendix II “Statistical Table of Voting Results of Domestic A Shares Small-Medium Investors for Considering and Approving the “Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”” for details of voting of the “Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps” by Domestic A Shares Small-Medium Investors.

III. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed King & Wood Mallesons (PRC)’ Beijing Office (“King & Wood”) to inspect the counting of votes at the EGM.

The Company appointed King & Wood to witness the relevant matters at the EGM. King & Wood appointed Ni Yan and Yang Yang to attend the EGM and issued a legal opinion stating that certain matters such as convening and holding of the EGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the Articles of Association; the qualification of the attendance and the convener of the EGM, the procedures and results of voting at the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

IV. DOCUMENTS FOR INSPECTION

1. Resolutions of the EGM confirmed by the directors, supervisors, inspectors and meeting recorders with their signatures; and

2. Legal Opinion of King & Wood in relation to the EGM of Yanzhou Coal Mining Company Limited.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

12 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix I:

Yanzhou Coal Mining Company Limited

Statistical Table of Voting Results of the EGM

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
As ordinary resolution:
1	“Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”
1.1	Approve the Proposed Provision of Materials Supply Agreement and the annual caps	550,455,331	Total	385,838,422	70.09441%	Total	278,013	0.05051%	Total	164,338,896	29.85508%	Yes

			A shares	47,800	0.00868%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	385,790,622	70.08573%	H shares	278,013	0.05051%	H shares	164,338,896	29.85508%

1.2	Approve the Proposed Mutual Provision of Labour and Services Agreement and the annual caps	550,455,331	Total	385,843,441	70.09532%	Total	279,003	0.05069%	Total	164,332,887	29.85399%	Yes

			A shares	47,800	0.00868%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	385,795,641	70.08664%	H shares	279,003	0.05069%	H shares	164,332,887	29.85399%

1.3	Approve the Proposed Provision of Insurance Fund Administrative Services Agreement and the annual caps	550,455,331	Total	380,170,429	69.06472%	Total	5,968,757	1.08433%	Total	164,316,145	29.85095%	Yes

			A shares	47,800	0.00868%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	380,122,629	69.05604%	H shares	5,968,757	1.08433%	H shares	164,316,145	29.85095%

1.4	Approve the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the annual caps	550,455,331	Total	385,853,730	70.09719%	Total	283,215	0.05145%	Total	164,318,386	29.85136%	Yes

			A shares	47,800	0.00868%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	385,805,930	70.08851%	H shares	283,215	0.05145%	H shares	164,318,386	29.85136%

1.5	Approve the Proposed Provision of Electricity and Heat Agreement and the annual caps	550,455,331	Total	385,900,680	70.10572%	Total	242,765	0.04410%	Total	164,311,886	29.85018%	Yes

			A shares	47,800	0.00868%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	385,852,880	70.09704%	H shares	242,765	0.04410%	H shares	164,311,886	29.85018%

1.6	Approve the Proposed Financial Services Agreement and the annual caps	550,455,331	Total	59,060,426	10.72938%	Total	326,524,664	59.31901%	Total	164,870,241	29.95161%	No

			A shares	21,700	0.00394%	A shares	26,100	0.00474%	A shares	0	0.00000%
			H shares	59,038,726	10.72543%	H shares	326,498,564	59.31427%	H shares	164,870,241	29.95161%
2	“Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”

2.1	Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion	3,150,455,331	Total	3,121,857,686	99.09227%	Total	28,597,645	0.90773%	Total	0	0.00000%	Yes

			A shares	2,600,047,800	82.52927%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	521,809,886	16.56300%	H shares	28,597,645	0.90773%	H shares	0	0.00000%

2.2	Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds	3,150,455,331	Total	3,121,857,686	99.09227%	Total	28,597,645	0.90773%	Total	0	0.00000%	Yes

			A shares	2,600,047,800	82.52927%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	521,809,886	16.56300%	H shares	28,597,645	0.90773%	H shares	0	0.00000%

2.3	Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;	3,150,455,331	Total	3,121,857,686	99.09227%	Total	28,597,645	0.90773%	Total	0	0.00000%	Yes

			A shares	2,600,047,800	82.52927%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	521,809,886	16.56300%	H shares	28,597,645	0.90773%	H shares	0	0.00000%

2.4	Approve the possible deemed disposal of up to approximately 65.2% equity interest of Yancoal Australia by the Company	3,150,455,331	Total	3,121,857,686	99.09227%	Total	28,597,645	0.90773%	Total	0	0.00000%	Yes

			A shares	2,600,047,800	82.52927%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	521,809,886	16.56300%	H shares	28,597,645	0.90773%	H shares	0	0.00000%

2.5	Approve, authorize, confirm and ratify the Company’s chairman and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements	3,150,455,331	Total	3,121,779,686	99.08979%	Total	28,675,645	0.91021%	Total	0	0.00000%	Yes

			A shares	2,600,047,800	82.52927%	A shares	0	0.00000%	A shares	0	0.00000%
			H shares	521,731,886	16.56052%	H shares	28,675,645	0.91021%	H shares	0	0.00000%

Appendix II:

Statistical Table of Voting Results of Domestic A Shares Small-Medium Investors

for Considering and Approving

the “Resolutions in relation to the Proposed Continuing Connected Transactions Agreements

and their respective annual caps”

	For		Against		Abstain
Resolution	No. of votes (shares)	Percentage in Domestic A Shares Small- Medium Investors (%)	No. of votes (shares)	Percentage in Domestic A Shares Small- Medium Investors (%)	No. of votes (shares)	Percentage in Domestic A Shares Small- Medium Investors (%)	Passed or not
“Resolutions in relation to the Proposed Continuing Connected Transactions Agreements and their respective annual caps”
Approve the Proposed Provision of Materials Supply Agreement and the annual caps	47,800	100%	0	0.00%	0	0.00%	Yes
Approve the Proposed Mutual Provision of Labour and Services Agreement and the annual caps	47,800	100%	0	0.00%	0	0.00%	Yes
Approve the Proposed Provision of Insurance Fund Administrative Services Agreement and the annual caps	47,800	100%	0	0.00%	0	0.00%	Yes
Approve the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the annual caps	47,800	100%	0	0.00%	0	0.00%	Yes
Approve the Proposed Provision of Electricity and Heat Agreement and the annual caps	47,800	100%	0	0.00%	0	0.00%	Yes
Approve the Proposed Financial Services Agreement and the annual caps	21,700	45.40%	26,100	54.60%	0	0.00%	No

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC